August 28, 2024

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

       Re: Leishen Energy Holding Co., Ltd.
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted August 16, 2024
           CIK No. 0001985139
Dear Hongliang Li:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed August 16, 2024
Notes to the Consolidated Financial Statements
Note 16 - Equity
Additional paid-in capital, page F-28

1. We note your disclosure that "On March 12, 2023 and March 20, 2023, China Oil Blue
       Ocean and ZJY Technologies    individual shareholders withdrew their
share capital from
       the companies." You also state: "These share capital withdrawals reduced additional paid-
       in capital $10,147,447, which were credited to amount due to related parties." Please clarify why the withdrawals are being credited to amount due to related parties. In this regard, we note that on page 138 the shareholders received ordinary shares of Leishen
       Cayman in consideration for the transfer of the shareholders' capital. Please describe your basis for accounting for the withdrawal and the reduction of the shareholders' ownership interest in those subsidiaries.
 August 28, 2024
Page 2

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   David Manno